

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 24, 2010

<u>via U.S. mail and facsimile</u>

Michael D. Casey, Chief Executive Officer
Carter's Inc.
The Proscenium
1170 Peach Street NE, Suite 900
Atlanta, GA 30309

   Re: Carter's, Inc.
     Form 10-K for Fiscal Year Ended January 2, 2010
     Filed March 2, 2010
     File No. 1-31829

Dear Mr. Casey:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       John Reynolds
       Assistant Director
       Office of Beverages, Apparel and
       Health Care Services